

SEC FILE NUMBER
8- 65263



10029038

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pinnacle Equity Management, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__10805 Sunset Office Drive, Suite 300__

(No. and Street)

__St. Louis__   __MO__   __63127__

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__John D. Denando__

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Brian G. Toennies & Associates, PC__

(Name – if individual, state last, first, middle name)

__9730 E. Watson Rd., St. Louis__   __MO__   __63126__

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___John D. Denardo___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Pinnacle Equity Management, Inc.___ , as of ___December 31___ , 20_09_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Pres.
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PINNACLE EQUITY MANAGEMENT, INC

FINANCIAL STATEMENTS

December 31, 2009

CONTENTS

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****

*****

***

*

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com



Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

Board of Directors
Pinnacle Equity Management, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Pinnacle Equity Management, Inc. as of December 31, 2009 and the related statements of operations and comprehensive income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Equity Management, Inc. as of December 31 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brian G. Toennies, CPA
February 24, 2010

PINNACLE EQUITY MANAGEMENT, INC
BALANCE SHEET
December 31, 2009

ASSETS

CURRENT ASSETS:

Cash and Cash Equivalents	$137,869
Commissions Receivable	49,659
Securities - Available for Sale	6,960
Total Current Assets	194,488

PROPERTY AND EQUIPMENTS:

Equipment	29,989
Less: Accumulated Amortization	(29,706)
Net Property Plant and Equipment	283

OTHER ASSETS:

Computer Software Costs	8,042
Less: Accumulated Amortization	(8,042)
Cash Surrender Value of Insurance	0
Total Other Assets	0

TOTAL ASSETS $194,771

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Accounts Payable	$5,551
Other Accrued Liabilities	0
Accrued Income Taxes	0
Payroll Taxes Payable	943
Total Current Liabilities	6,494

DEFERRED INCOME TAXES 0

Total Liabilities 6,494

STOCKHOLDER'S EQUITY:

Capital Stock:
Authorized: 30,000 Shares, Par Value $1 Per Share

Issued and Outstanding: 5000 Shares	5,000
Retained Earnings	126,534
Accumulated Other Comprehensive Income	56,743
Total Stockholder's Equity	188,277

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY $194,771

The accompanying notes are an integral part of the financial statements.

PINNACLE EQUITY MANAGEMENT, INC
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
For the Year Ended December 31, 2009

REVENUE:

Commission and Fee Income	$289,396

OPERATING EXPENSES:

Accounting and Legal Fees	5,391
Advertising Expense	849
Business Meetings	3,854
Computer Supplies and Expense	881
Gifts	0
Insurance	8,655
License and Registrations	3,102
Mailing Costs	7
Medical Expenses	41,609
Miscellaneous Expenses	123
Office Rent	7,277
Office Supplies	528
Payroll Taxes	18,550
Taxes & Licenses	62
Professional Dues and Literature	1,020
Quote/ Clearing Costs	262
Retirement Plans	27,500
Salaries and Wages	120,000
Solicitors Expenses	52,836
Telephone	3,641
Travel and Entertainment	302
Total Operating Expenses	296,449

INCOME (LOSS) FROM OPERATIONS	(7,053)

OTHER REVENUE (EXPENSE):

Miscellaneous Income	0
Interest Income	41
	41
NET INCOME (LOSS) BEFORE INCOME TAXES	(7,012)
Provision for Income (Taxes) Benefit - Current	0
Provision for Income (Taxes) Benefit - Deferred	0
NET INCOME (LOSS)	(7,012)

OTHER COMPREHENSIVE INCOME:

Unrealized Gain (Loss) on Security	16,868
COMPREHENSIVE INCOME (LOSS)	$9,856

The accompanying notes are an integral part of the financial statements.

3

PINNACLE EQUITY MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2009

	Common Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
BALANCE, BEGINNING OF YEAR	$5,000	$133,546	$39,875	$178,421
Comprehensive Income:				
Net Income (Loss)	0	(7,012)	0	(7,012)
Unrealized Loss on Securities	0	0	16,868	16,868
RETAINED EARNINGS, END OF YEAR	$5,000	$126,534	$56,743	$188,277

The accompanying notes are an integral part of the financial statements.

4

PINNACLE EQUITY MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income (Loss)	($7,012)
Adjustments to reconcile net income (loss)	
to net cash from operations:	
Depreciation and Amortization	0
Deferred Income Tax	0
(Increase) Decrease in Commissions Receivable	2,400
(Increase) Decrease in Securities-Available for Sale	2,292
Increase (Decrease) in Accounts Payable	(2,498)
Increase (Decrease) in Reserve for Unrealized Gain/Loss	16,868
Increase (Decrease) in Accrued Expenses	655
Net Cash Provided By (Used In) Operations	12,705

NET CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of Fixed Assets	
Net Cash Provided By (Used In) Investing Activities	0

NET INCREASE (DECREASE) IN CASH	12,705
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	125,164
CASH AND CASH EQUIVALENTS AT END OF YEAR	$137,869

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash Paid for Interest	$0
Cash Paid for Taxes	$0

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Pinnacle Equity Management, Inc. is a Missouri Corporation. The Company registered with the Securities and Exchange Commission in 2002 to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) and was granted membership in July 2002. The Company operates its business as both a broker/dealer of securities, registered investment advisor and agent for insurance policies.

Accounting Method

Accounting Method-The Company's books are maintained on the accrual basis of accounting for financial statement reporting.

Adoption of SFAS No. 130

The Company adopted SFAS No. 130, Reporting Comprehensive Income.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and Equipment

Property and equipment is stated at cost, maintenance and repairs are charged to operations. Depreciation expense is calculated on an accelerated basis over the respective assets' remaining useful lives, which are as follows:

Office Equipment 5-7 years	5-7 Years
Software 3 years	3 Years

Depreciation and amortization expense was $0 for the year ended December 31, 2009.

Commissions Receivable

Commissions receivable represent investment fees due for the quarter ended December 31, 2009 and commissions due on investments made during the year. No allowance has been provided on commissions receivable because management believes all amounts are collectible.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2-RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession of control requirement under Rule 15c3-3.

NOTE 3-MINUMUM CAPITAL

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000 in 2009. At December 31, 2009, the Company's net capital as defined by SEC Rule 15c3-1 was $117,176 in excess of minimum net capital required.

NOTE 4-SECURITIES

The Company invests in corporate stocks. At December 31, 2009 these securities were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. Costs are determined on an average cost per share basis for determining realized gains or losses. At December 31, 2009 these securities had a fair value of $6,960 a cost of $3,071 and an unrealized gain of $3,889.

NOTE 5-PENSION AND PROFIT SHARING PLAN

The Company has a defined contribution pension plan for active employees. The Company contributes 10 percent of eligible participants' total compensation. Contributions charged to expense were $12,000 for the year ended December 31, 2009.

The Company also has in effect a profit haring plan covering all active employees. Contributions to the plan are discretionary and are determined by the Company's management. Contributions charged to expense were $15,500 for the year ended December 31, 2009.

To be eligible under both plans an employee must have attained age 21 and completed two years of service.

NOTE 6-SUBSEQUENT EVENTS

Subsequent Events have been evaluated through February 24, 2010, which is the date the financial statements were issued. There are no events or transactions occurring after the balance sheet date required to be reported.

PINNACLE EQUITY MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
December 31, 2009

		2009
Total Ownership Equity from Statement of Financial Condition		$188,277
DEDUCTIONS:		
Total Non-Allowable Assets:		
Fixed Assets	283	
Commissions Receivable > 30 Days	44,108	44,391
Net Capital Before Haircuts on Securities Positions		143,886
HAIRCUTS ON SECURITIES:		
Trading and Investment Securities	0	
Money Market - 2%	21,710	21,710
NET CAPITAL		122,176
Less: Required Minimum Capital		(5,000)
NET CAPITAL EXCESS (SHORTAGE)		$117,176

The accompanying notes are an integral part of the financial statements.

PINNACLE EQUITY MANAGEMENT, INC
RECONCILIATION OF THE AUDITED COMPUTATION OF NET
CAPITAL AND THE UNAUDITED FOCUS REPORT
December 31, 2009

	2009
Total Ownership Equity from Statement of Financial Condition-Unaudited	$188,277
Adjustments: Increase (Decrease) Adjust Investment Funds Account	0
Total Increase (Decrease) in Ownership Equity	0
Total Ownership Equity from Statement of Financial Condition-Audited	188,277
Total Non-Allowable Assets-Audited	44,391
Net Capital Before Haircuts on Securities Positions	143,886
Haircuts on Securities:	
Trading and Investment Securities	0
Money Market - 2%	21,710
Net Capital	$122,176

Report on Material Inadequacies

No material inadequacies were found, nor were any reportable differences found in the reconciliation of the net capital per the audited financial statements and the unaudited FOCUS reports.

The accompanying notes are an integral part of the financial statements.

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Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com



Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Pinnacle Equity Management, Inc.
St. Louis, Missouri 63127

In planning and performing my audit of the financial statements and supplemental schedules of Pinnacle Equity Management, Inc. as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United State of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, I did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of difference required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g), lists additional objectives of the practices and procedures listed in the preceding paragraph.

The accompanying notes are an integral part of the financial statements.

11

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3-Cont'd

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal occurs of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these

Brian Toennies, CPA
St. Louis, MO
February 24, 2010

The accompanying notes are an integral part of the financial statements.

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com



INDEPENDENT AUDITOR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 3011

Board of Directors
Pinnacle Equity Management, Inc.
St. Louis, Missouri 63127

I have audited in accordance with auditing standards generally accepted in the United States of America, the financial statements and supplemental schedules of Pinnacle Equity Management, Inc. as of December 31, 2009 and have issued my report thereon dated February 24, 2010.

In planning and performing my audit of the financial statements and supplemental schedules of Pinnacle Equity Management, Inc. for the year ended December 31, 2009, I also considered its policies and procedures regarding compliance with the provisions of the Patriot Act.

Also, as required by NASD Rule 3011, I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in NASD Rule 3011. These included:

- The establishment and implementation of policies and procedures that can be reasonably expected to detect and cause the reporting of suspicious transactions;
- The establishment and implementation of policies, procedures, and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and implementing regulations;
- The designation of an individual responsible for implementing and monitoring the day-to-day operations and internal controls of the program;
- The provision for ongoing training of appropriate personnel.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the NASD's above mentioned objectives.

Because of inherent limitations in internal control or the practices and procedures referred to above, it is possible that money laundering may occur and not be detected.

The accompanying notes are an integral part of the financial statements.

13

My consideration of these practices and procedures would not necessarily disclose all matters in respect to anti-money laundering that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that money laundering may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

I understand that practices and procedures that accomplish the objective referred to in the second and third paragraphs of this report are considered by the NASD to be adequate for its purposes in complying with the Patriot Act, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the NASD's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian Toennies, CPA
St. Louis, MO
February 24, 2010

The accompanying notes are an integral part of the financial statements.

14

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com



February 24, 2010

Board of Directors
Pinnacle Equity Management, Inc.
St. Louis, Missouri 63127

In accordance with Rule 17a-5(e) (4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Pinnacle Equity Management Inc.'s compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Pinnacle Equity Management, Inc's management is responsible for the Pinnacle Equity Management, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

The accompanying notes are an integral part of the financial statements.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Sincerely,

Brian G. Toennies, CPA

February 24, 2010

The accompanying notes are an integral part of the financial statements.